KESTRA MEDICAL TECHNOLOGIES, LTD.

3933 Lake Washington Blvd NE, Suite 200

Kirkland, Washington 98033

December 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Juan Grana

Margaret Sawicki

Al Pavot

Terence O’Brien

Re:	Kestra Medical Technologies, Ltd.

Registration Statement on Form S-1, as amended (File No. 333-291854)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Kestra Medical Technologies, Ltd. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended, to become effective at 4:00 p.m., Washington, D.C. time, on December 2, 2025, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Sophia Hudson and Christie W.S. Mok of Kirkland & Ellis LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Sophia Hudson of Kirkland & Ellis LLP, counsel to the Registrant, at (212) 446-4750, or in her absence, Christie W.S. Mok at (212) 390-4546.

[Signature Page Follows]

Very truly yours,

KESTRA MEDICAL TECHNOLOGIES, LTD.

By:	/s/ Brian Webster
Name: Brian Webster
Title: President, Chief Executive Officer and Director

cc:	Traci S. Umberger

Kestra Medical Technologies, Ltd.

Sophia Hudson, P.C.

Christie W.S. Mok

Kirkland & Ellis LLP

Ilir Mujalovic

Allen Overy Shearman Sterling US LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]